UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SINGULAR GENOMICS SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

82933R100

(CUSIP Number of Class of Securities)

Andrew Spaventa

Chief Executive Officer and Chairperson of the Board

Singular Genomics Systems, Inc.

3010 Science Park Road

San Diego, California 92121

(858) 333-7830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Ryan J. Gunderson Leanne A. Gould Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP 3570 Carmel Mountain Road, Suite 200 San Diego, CA 92130 Telephone: (858) 436-8000	Dalen Meeter Senior Vice President, Finance Singular Genomics Systems, Inc. 3010 Science Park Road San Diego, CA 92121 Telephone: (858) 333-7830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Option(s) for New Option(s) dated July 25, 2022 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Singular Genomics Systems, Inc., a Delaware corporation (the “Company” or “Singular”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 3010 Science Park Road, San Diego, California 92121, and the telephone number of its principal executive offices is (858) 333-7830.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain option holders that are providing services to Singular, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $0.0001 per share (the “Common Stock”), for New Option(s) (as defined below) to purchase shares of the Company’s Common Stock. Neither the Company’s executive officers or key employees, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 14, 2022, (the “Executive Officers”), nor the members of the Company’s Board of Directors (the “Board”) will be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it (i) is held by an Eligible Holder (as defined in the Exchange Offer), (ii) was granted under the Company’s 2021 Equity Incentive Plan, as amended, or the Company’s 2016 Stock Plan, as amended, (iii) was issued between May 6, 2021 and January 3, 2022, and (iv) has an exercise price between $10.99 and $26.23 per share of Common Stock. As of July 25, 2022, Eligible Option(s) to purchase 995,482 shares of Common Stock were outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Option(s), the Company will grant New Option(s) (each, a “New Option”) following the Expiration Time (as defined in the Exchange Offer) for the same number of shares of Common Stock underlying the tendered Eligible Option and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Holders; Eligible Option(s); the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Option(s) for Exchange; Grant of New Option(s)”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.

The address of each Executive Officer and director of the Company is:

Singular Genomics Systems, Inc.

3010 Science Park Road

San Diego, CA 92121

The directors and Executive Officers of the Company are set forth below:

Executive Officers and Key Employees	Title
Andrew Spaventa	Chief Executive Officer, President and Chairperson of the Board
Eli Glezer, Ph.D.	Chief Scientific Officer
Dalen Meeter	Senior Vice President, Finance
Jorge Velarde	Senior Vice President, Corporate Development and Strategy
Daralyn Durie	General Counsel
Vincent Brancaccio	Senior Vice President, Human Resources

Directors
David Barker, Ph.D.	Director
Kim Kamdar, Ph.D.	Director
Elaine Mardis, Ph.D.	Director
Michael Pellini, M.D.	Director
Jason Ryan	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Holders; Eligible Option(s); the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Option(s)”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Option(s) for Exchange; Grant of New Option(s)”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Singular; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) and Exhibit (d)(2) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Option(s) for Exchange; Grant of New Option(s)”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning Singular; Financial Information”) and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Option(s) for New Option(s), dated July 25, 2022.

(a)(1)(B)	Form of Announcement Email to Eligible Holders.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal of Election Form.

(a)(1)(E)	Form of Email Confirming Receipt of Election Form.

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.

(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer.

(a)(1)(H)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Option(s).

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange.

(a)(1)(J)	Form of Expiration Notice Email.

(a)(1)(K)	Investor Presentation.

(b)	Not applicable.

(d)(1)	Singular Genomics Systems, Inc. 2021 Equity Incentive Plan, as amended, and form agreements thereunder.

(d)(2)	Singular Genomics Systems, Inc. 2016 Stock Plan, as amended, and forms of agreements thereunder (filed as Exhibit 10.2 to the Registration Statement on Form S-1, filed with the SEC on May 7, 2021 and incorporated herein by reference (File No. 333-255912)).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SINGULAR GENOMICS SYSTEMS, INC.

By:	/s/ Dalen Meeter
Dalen Meeter
Senior Vice President, Finance

Dated: July 25, 2022